Rosetta Stone Inc.

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

August 15, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn : Jan Woo, Legal Branch Chief

Re:Rosetta Stone Inc.
Request for Acceleration of Effectiveness
Registration Statement on Form S-3/A (File No. 333-233046)

Ladies and Gentlemen:

On behalf of Rosetta Stone Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 (File No. 333-233046) (the “Registration Statement”), and declare the Registration Statement effective at 4:30 PM, Eastern Time, on August 19, 2019 or as soon as practicable thereafter.

Please contact the undersigned at 703-387-5815, or Lillian Tsu of Hogan Lovells US LLP at (212) 918-3599, with any questions. Also, please notify Ms. Lillian Tsu when this request for acceleration of effectiveness has been granted.

Very Truly Yours,

Rosetta Stone Inc.

By:	/s/ Sean J. Klein

Sean J. Klein

General Counsel & Secretary

CC:Lillian Tsu, Hogan Lovells US LLP